UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of February 2007

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of registrant’s name into English)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 81101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No   ☒

Attached hereto and incorporated by reference herein are the following documents:

1.	Press release issued by the Registrant on, and dated, February 20, 2007, and entitled “Orbotech Announces Fourth Quarter and Full Year 2006 Results”.

2.	Registrant’s Condensed Consolidated Balance Sheet at December 31, 2006.

3.	Registrant’s Condensed Consolidated Statements of Income for the Twelve Month and Three Month Periods ended December 31, 2006.

*        *        *        *        *         *

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692 and Registration No. 333-127979) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

FOR IMMEDIATE RELEASE

ORBOTECH ANNOUNCES FOURTH QUARTER AND FULL YEAR 2006 RESULTS

YAVNE, ISRAEL — February 20, 2007 — ORBOTECH LTD. (NASDAQ/NM SYMBOL: ORBK) today announced its consolidated financial results for the fourth quarter and full year ended December 31, 2006.

Revenues for the fourth quarter of 2006 were $103.3 million, compared to $106.9 million recorded in the third quarter of 2006 and $96.5 million in the fourth quarter a year ago. Net income for the fourth quarter of 2006 was $9.4 million, or $0.28 per share (diluted), compared with net income of $12.0 million, or $0.36 per share (diluted), in the fourth quarter of last year. Net income for the fourth quarter of 2006 includes a restructuring charge of $3.3 million in connection with the Company’s program to centralize its assembled PCB research and development activities at corporate headquarters in Israel. These results incorporate the adoption, on January 1, 2006, of revised Financial Accounting Standard No.123, “Share Based Payment”, which resulted in increased compensation expenses totaling approximately $0.8 million, without any reduction in income taxes.

Revenues for the year ended December 31, 2006 totaled $416.5 million, compared with the $379.9 million recorded in 2005. Net income for the year ended December 31, 2006 was $55.0 million, or $1.65 per share (diluted), compared with net income of $43.3 million, or $1.30 per share (diluted), for the year ended December 31, 2005.

Sales of equipment to the PCB industry relating to bare PCBs in the fourth quarter of 2006 were $40.8 million, compared with $44.0 million in the third quarter of 2006 and $38.4 million in the fourth quarter of 2005. Sales of equipment to the PCB industry relating to assembled PCBs were $8.5 million this quarter, compared with $9.3 million in the third quarter of 2006 and $8.4 million in the fourth quarter of 2005. Sales of FPD inspection equipment in the fourth quarter of 2006 were $27.8 million, compared with $30.5 million in the third quarter of 2006 and $28.1 million in the fourth quarter of 2005. Sales of automatic check reading products in the fourth quarter of 2006 were $3.2 million, compared with $1.5 million in the third quarter of 2006 and $2.1 million in the fourth quarter of 2005. In addition, service revenue for the fourth quarter of 2006 increased to $22.9 million from $21.3 million in the third quarter of 2006 and $19.3 million in the fourth quarter of 2005.

The Company completed the quarter with cash, cash equivalents and marketable securities of approximately $270 million, compared with approximately $256 million at the end of the third quarter, due principally to positive operating cash flow for the quarter of approximately $13.4 million. Non- operating disbursements totaled approximately $12.2 million, including $9.1 million for the repurchase of approximately 357,000 Ordinary Shares of the Company pursuant to the Company’s previously announced program, and $3.1 million in capital expenditures.

The Company’s results for the fourth quarter conclude a year in which it posted record annual revenues and strong margins despite sequentially lower revenues in the fourth quarter. The PCB business environment remains healthy, and the Company believes that customers’ expansion plans in 2007 will continue to drive sales of its flagship PCB product offerings, the Discovery, Paragon and Symbion systems.

The Company’s FPD results for the quarter reflect the current trend in an industry where, although consumer demand for LCD televisions remains strong, some FPD manufacturers have, out of caution and in light of a certain degree of overcapacity, delayed additional investments until industry developments become clearer. The Company remains focused on developing and introducing new products for this industry in anticipation of the next upswing in capital expenditure by FPD manufacturers.

Commenting on the results, Rani Cohen, Chief Executive Officer, said: “Our financial results for the quarter close out another strong year, which was marked by record revenues and significantly increased profitability compared with 2005. Through our focused investments in research and development and in our worldwide customer support infrastructure, we remain committed to ensuring that our customers meet the critical and growing challenges they are facing. We anticipate a challenging 2007 due to the current decrease in capital expenditure in the FPD industry; however, our excellent product portfolio will enable us to maintain our strong leadership position in the industries that we serve.”

An earnings conference call is scheduled for Tuesday, February 20, 2007, at 9:00 a.m. EST. The dial-in number for the conference call is 210-234-0000, and a replay will be available at 203-369-3250, until March 6, 2007. The pass code is Q4. A live web cast of the conference call can also be heard by accessing the investor relations section on the Company’s website at www.orbotech.com.

About Orbotech Ltd.

Orbotech is a world leader in providing yield-enhancing, production support solutions for specialized applications in the supply chain of the electronics industry, principally for printed circuit boards (PCBs) and flat panel displays (FPDs). The Company designs, develops, manufactures, markets and services automated optical inspection (AOI) systems for bare and assembled PCBs and for FPDs, and imaging solutions for PCB production. The Company’s innovative AOI, imaging and computer-aided manufacturing (CAM) technologies enable customers to achieve the increased yields and throughput essential to remaining at the forefront of electronics production. Through its subsidiary, Orbograph Ltd., the Company also develops and markets automatic check reading software to banks and other financial institutions. Of Orbotech’s employees, more than one quarter are scientists and engineers, who integrate their multi-disciplinary knowledge, talents and skills to develop and provide sophisticated solutions and technologies designed to meet customers’ long-term needs. Orbotech maintains its headquarters and its primary research, development and manufacturing facilities in Israel, and more than 35 offices worldwide. The Company’s extensive network of marketing, sales and customer support teams throughout North America, Europe, the Pacific Rim, China and Japan deliver its knowledge and expertise directly to customers the world over. For more information visit www.orbotech.com.

Except for historical information, the matters discussed in this press release are forward-looking statements that are subject to certain risks and uncertainties which could cause the actual results to differ materially from those projected, including industry trends, the timing and strength of product and service offerings, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and other risks detailed from time to time in the Company’s SEC reports. The Company assumes no obligation to update the information in this press release.

COMPANY CONTACTS:
Adrian Auman	Michelle Harnish
Corporate Vice President of	Marketing Communications Manager
Finance and Investor Relations	Orbotech, Inc.
Orbotech Ltd.	+1-978-901-5120
+972-8-942-3560

ORBOTECH LTD.

CONDENSED CONSOLIDATED BALANCE SHEET

AT DECEMBER 31, 2006

	December 31 2006	December 31 2005
	U. S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	187,187	156,112
Marketable securities	41,373	24,165
Accounts receivable:
Trade	142,444	126,101
Other	21,572	16,884
Deferred income taxes	3,369	3,856
Inventories	78,349	70,885

Total current assets	474,294	398,003

INVESTMENTS AND NON-CURRENT ASSETS:
Marketable securities	41,100	31,096
Other long-term Investments	7,106	8,539
Non-current trade receivables	738	887
Severance pay fund	15,617	15,374
Deferred income taxes	1,684	1,264

	66,245	57,160

PROPERTY, PLANT AND EQUIPMENT, net of accumulated depreciation and amortization	20,124	19,149

GOODWILL AND OTHER INTANGIBLE ASSETS, net of accumulated amortization	14,350	14,930

	575,013	489,242

Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	33,448	35,781
Deferred income	19,967	20,470
Other	49,420	39,360

Total current liabilities	102,835	95,611
ACCRUED SEVERANCE PAY	29,762	26,584

Total liabilities	132,597	122,195

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARY	914	659

SHAREHOLDERS’ EQUITY:
Share capital	1,680	1,635
Additional paid-in capital	132,578	103,329
Retained earnings	345,859	290,889
Accumulated other comprehensive income	7	83

	480,124	395,936

Less treasury stock, at cost	(38,622)	(29,548)

Total shareholders’ equity	441,502	366,388

	575,013	489,242

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE TWELVE MONTH AND THREE MONTH PERIODS ENDED DECEMBER 31, 2006

	12 months ended December 31		3 months ended December 31
	2006	2005	2006	2005
	U.S. dollars in thousands (except per share data)
REVENUES	416,469	379,923	103,303	96,453
COST OF REVENUES	226,908	216,732	57,176	53,296

GROSS PROFIT	189,561	163,191	46,127	43,157
RESEARCH AND DEVELOPMENT COSTS - net	60,473	55,761	16,769	14,634
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	68,942	59,389	17,335	15,398
AMORTIZATION OF OTHER INTANGIBLE ASSETS	580	2,635	145	730
RESTRUCTURING CHARGES	3,332		3,332

OPERATING INCOME	56,234	45,406	8,546	12,395
FINANCIAL INCOME - net	7,404	3,503	2,478	1,053
WRITE-DOWN OF LONG-TERM INVESTMENTS	(205)

INCOME BEFORE TAXES ON INCOME	63,433	48,909	11,024	13,448
TAXES ON INCOME	7,893	5,598	1,310	1,358

INCOME FROM OPERATIONS OF THE COMPANY AND ITS SUBSIDIARIES AND JOINT VENTURE	55,540	43,311	9,714	12,090
MINORITY INTEREST IN PROFITS OF CONSOLIDATED SUBSIDIARY	(255)	(156)	(202)	(99)
SHARE IN PROFITS (LOSSES) OF AN ASSOCIATED COMPANY	(315)	102	(128)	41

NET INCOME	54,970	43,257	9,384	12,032

EARNINGS PER SHARE:
BASIC	$1.66	$1.32	$0.28	$0.37

DILUTED	$1.65	$1.30	$0.28	$0.36

WEIGHTED AVERAGE NUMBER OF SHARES (IN THOUSANDS) USED IN COMPUTATION OF EARNINGS PER SHARE:
BASIC	33,105	32,657	33,366	32,613

DILUTED	33,399	33,338	33,748	33,368

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD. (Registrant)

By:	/s/ Amichai Steimberg
Amichai Steimberg Executive Vice President and Chief Financial Officer

Date: February 20, 2007